Exhibit 99.1

ABN 53 075 582 740

ASX ANNOUNCEMENT
18 October 2022

Bionomics Receives R&D Tax Incentive Refund for FY2022 of A$4.6 million

Bionomics Limited (ASX: BNO, NASDAQ: BNOX), a clinical stage biopharmaceutical company, is pleased to announce that the Company has received A$4,634,307.30 research and development (R&D) tax incentive refund relating to the financial year ended June 2022.

The Australian Government R&D tax incentive encourages companies to engage in R&D benefiting Australia, by providing a tax offset of up to 43.5% (refundable) for eligible R&D activities.

Released on authority of the Executive Chairman.

FOR FURTHER INFORMATION PLEASE CONTACT:

General: Ms Suzanne Irwin Company Secretary +61 8 8150 7400 CoSec@bionomics.com.au	Investor Relations: Mr. Connor Bernstein Vice President, Strategy and Corporate Development +1 (650) 524-5143 cbernstein@bionomics.com.au

About Bionomics Limited
Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co., Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au